UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

9 Rothschild Blvd., Tel Aviv 6688112, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Ellomay Capital Ltd. (the “Company”) reports that Edelcom Ltd. (“Edelcom”), which holds 18.75% of Dorad Energy Ltd. (“Dorad”), filed a statement of claim (the “Claim”) with the Tel Aviv District Court against U. Dori Energy Infrastructures Ltd. (“Dori Energy”), Ellomay Clean Energy Ltd. (“Ellomay Energy”), Amos Luzon Entrepreneurship and Energy Group Ltd. (f/k/a U. Dori Group Ltd.) (the “Luzon Group”), Dorad and the remaining shareholders of Dorad.

In the Claim, Edelcom contends that a certain section of the shareholders agreement among Dorad’s shareholders (the “Dorad SHA”) contains several mistakes and does not correctly reflect the agreement of the parties. Edelcom claims that these purported mistakes were used in bad faith by the Luzon Group, Ellomay Energy and Dori Energy during 2010 in connection with the issuance of Dori Energy’s shares to Ellomay Energy and that, in effect, such issuance was allegedly in breach of the restriction placed on Dorad’s shares and the right of first refusal granted to Dorad’s shareholders in the Dorad SHA.

The Claim requests the court to: (i) issue an order compelling the Luzon Group, Ellomay Energy and Dori Energy to act in accordance with the right of first refusal mechanism included in the Dorad SHA and to offer to the other shareholders of Dorad, including Edelcom, a right of first refusal in connection with 50% of Dori Energy’s shares (which are currently held by Ellomay Energy, a wholly-owned subsidiary of the Company), under the same terms agreed upon by the Luzon Group, Ellomay Energy and Dori Energy in 2010, (ii) issue an order instructing Dorad to delay all payment due to Dori Energy as a shareholder of Dorad, including dividends or repayment of shareholders’ loans, for a period as set forth in the Claim, (iii) issue an order instructing Dorad to remove Dori Energy’s representative from Dorad’s board of directors (currently Mr. Hemi Raphael, who also serves on the Board of the Company) and to prohibit his presence and voting at the Dorad board of directors’ meetings, for a period as set forth in the Claim, and (iv) grant any other orders as the court may deem appropriate under the circumstances.

The Company is reviewing and assessing the Claim and will prepare its defense with legal counsel. Based on the Company’s initial review of the Claim and related documents, the Company believes that there is no merit or basis to the allegations made in the Claim.

Information Relating to Forward-Looking Statements

This Report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this Report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including changes in regulation, seasonality of the PV business and market conditions. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: August 3, 2016